Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
 Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

Petrobras, Ultrapar and Braskem entered into an agreement to acquire Ipiranga
Group operations

March 19, 2007

Operation
Overview

o    Petrobras, Grupo Ultra and Braskem entered into an agreement to acquire
     Ipiranga Group’s operations, creating growth perspectives and consolidation for both petrochemical and fuel distribution sectors

o    Acquiring Ipiranga Goup operations, reinforce their commitment with Rio
     Grande do Sul and Ipiranga’s employees to improve Brazil: shareholders, employees, community and consumers o The total value of the operation is estimated in US$4 billion, which is divided in:

     o    Petrobras: US$ 1.3 billion;

     o    Braskem: US$ 1.1 billion

     o    Grupo Ultra: issue of 52,8 million shares

o    Grupo Ultra will have 2 major distribution brands for petroleum by-products: Ultragaz and Ipiranga

Ipiranga Group
Overview

o    Fuel Distribution

     o    4,240 gas stations network;

     o    2nd largest company in the sector.

o    Petrochemicals

     o    Annual production capacity of 730,000 tons of petrochemical resins through IPQ;

     o    Brazilian market leader in HDPE with an approximate 33% market share;

     o    Controls Copesul together with Braskem – second largest cracking plant in America

o    Oil Refining

     o    Ipiranga Oil Refinery in Rio Grande;

     o    Refining capacity of 17,000 barrels/day.

o    In 2006, Ipiranga Group’s consolidated net revenue totaled R$ 30 billion,
     EBITDA R$ 1.0 billion and net income R$ 534 million.

Description of the Acquisition

o    Investment agreement between Petrobras, Ultrapar and Braskem;

o    Stage 1 - Ultrapar acquires the shares held by the controlling group;

o    Stage 2 - Ultrapar makes a tender offer for the acquisition of common shares ("tag along"): CBPI, DPPI and RIPI;

o    Stage 3 - Petrobras and Braskem make a tender offer for the delisting of
     Copesul (CPSL);

o    Stage 4 - Ultrapar incorporates CBPI, DPPI and RIPI preferred shares;

o    Stage 5 - Ultrapar will sell part of Ipiranga Group’s assets to Braskem and
     Petrobras;

o    Conclusion scheduled for the 4Q07.

Post-operation business profiles

o    Fuel Distribution

     o    Grupo Ultra will take over in the South and the Southeast regions under the brand Ipiranga;

     o    Petrobras will take over in the North, the Northeast and the Midwest regions, under the brand Ipiranga for 5 years;

     o    40% of petrochemical assets (IQ / IPQ / CPSL);

o    Petrochemical

     o    Braskem wil hold 60% of the business, including participation in
          Copersul

     o    Petrobras will hold 40% of the business

o    Oil Refining

     o    Petrobras, Grupo Ultra and Braskem will hold equal participation

Commitment to Growth.
Brazil investing in Brazil.

Other than the information contained in this document, Ultrapar Participacoes S.A. has not filed with the SEC any information relating to the merger of the acquisition of the Ipiranga Group, including with respect to the tender and exchange offer transactions referred to above (the "transactions"). As they become available, Ultrapar Participacoes S.A. will be filing with the SEC additional documents relating to the transactions. WE URGE INVESTORS TO READ THE DEFINITIVE OFFERING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participacoes S.A. will be available free of charge from the Investor Relations office of Ultrapar Participacoes S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 011-55-11-3177-6695. PLEASE, READ THE DEFINITIVE OFFERING DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.